CONSOL Energy, Inc.
CNX Center
1000 CONSOL Energy Drive
Canonsburg, PA 15317-6506
October 28, 2011

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
100 F Street, N.W., Mail Stop 7010
Washington, D.C. 20549

RE: Consol Energy Inc
Registration Statement on Form S-4
Filed August 4, 2011
File No. 333-176045
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed February 10, 2011
Response Letter Dated September 2, 2011
File No. 001-14901

Dear Mr. Schwall:

This letter sets forth the responses of CONSOL Energy (the "Company" or "we" or "our") to the comments of the staff of the U.S. Securities and Exchange Commission (the "Commission") contained in your letter dated October 13, 2011. The Company's responses set forth below correspond to the comments as numbered in the staff's letter. Due to our responses demonstrating enhanced disclosure in management discussion and analysis and footnotes to the consolidated financial statements, the Company requests the enhanced disclosure be added to future filings.

Registration Statement on Form S-4

General

1.	We remind you of prior comments from our letter dated August 29, 2011.

Company Response

This will confirm that we are aware of the Staff's comments contained in letter dated August 29, 2011 and will address those comments in our next amendment to the Registration Statement.

Annual Report on Form 10-K

Risk Factors

2.
We note your disclosures of risks relating to water use and disposal in your hydraulic fracturing operations on page 57. If material, please add a new factor to address specifically the operational and financial risks associated with hydraulic fracturing related to the underground migration and the surface spillage or mishandling of fracturing fluids, including chemical additives.

Company Response

The Company will make changes to existing risk factors in future filings as set forth on Exhibit A to address the risk of hydraulic fracturing activities.

Note 24 Commitments and Contingent Liabilities, page 161

3.
We note your disclosure regarding the Ryerson dam litigation which indicates that you deposited $20.3 million into escrow as security for the estimated cost of repairing the dam. Please refer to ASC 450-20-25-2 and clarify if you accrued a liability related to this obligation.

Company Response

As disclosed in the note, the Department of Environmental Protection (DEP) concluded that the damage to the dam was the result of subsidence. This decision was made on the basis of reports submitted by experts without the benefit of any discovery. As disclosed in the note, the next level of review of this matter is a “de novo” review by the Environmental Hearing Board (EHB), meaning that the EHB will hear the case without regard to the DEP's findings, after full discovery. For that reason, based on the law and the facts as we now know them, and subject to any further facts that are developed in discovery, we believe that we will prevail in this matter and that, therefore, the likelihood of loss in this matter is not probable. The statute requires the deposit of the DEP's estimated cost of repair into escrow; however, that amount will be returned to the Company when the Company is successful on its appeal.

As set forth in our response to comment five, below, we have clarified in our disclosure that the Company has not accrued a liability for this amount.

4.
We note your response to prior comment four includes a proposed revised disclosure indicating that the amount of the civil penalty related to the North Appalachia water issues cannot be reasonably estimated. We further note your related disclosure on page 15 of your 10-Q for the quarter ended March 31, 2011 indicating that the civil penalty of $5,500 was previously accrued. Please clarify the period in which you accrued this liability and modify the related disclosure as necessary.

In addition, please tell us how you have or how you plan to account for the costs of complying with the Unilateral Orders issued by the WVDEP, including the estimated $200 million to construct the treatment plan and related facilities. Refer to ASC 410-30-30-10 and 410-30-55-1(f).

Company Response

As set forth in the disclosure included in the response to comment five below, we have revised the disclosure related to Northern Appalachia water issues to disclose the period in which the liability was accrued.

Under the consent decree filed in the U.S. District Court for the Northern District of West Virginia at CIVIL ACTION NO. 1:11-CV-28, on March 14, 2011, CONSOL Energy has agreed to design, construct, and operate a wastewater treatment plant, landfill, and pipeline collection system (collectively, “Treatment System”) to address high chloride concentrations in treated mine water from its Northern West Virginia Mines. The Treatment System is designed to handle the mine water treatment needs of the NWV Mines in compliance with the limitations of the National Pollutant Discharge Elimination System (“NPDES”) permits for the mines.
In evaluating the consent decree, CONSOL Energy has agreed to construct a pollution control facility to treat the water generated by current operations through the life of those operations. CONSOL Energy has also agreed to pay a total of $5.5M in Civil Penalties related to alleged past violations of the conditions and limitations of the NPDES Permits. The $5.5M was accrued in the year ended December 31, 2010 in accordance with ASC 450-20 Loss Contingencies and ASC 410-30 Environmental Obligations. Because the Treatment System is designed to treat water generated from current, active operations, the agreement to construct the Treatment System is not within the scope of ASC 410-30 Environmental Obligations. The construction of the Treatment System will be recorded as an asset to the company as costs are incurred and depreciated over its useful life upon substantial completion of the treatment system. Upon the cessation of operations at the NWV Mines, CONSOL Energy has and will continue to evaluate the likelihood of the need to pump and treat water from one or more of the NWV Mines in order to avoid uncontrolled discharges from the mine pools, which would require continued mine water treatment. CONSOL Energy has accounted for the expected cash flows to treat NWV Mine water upon the cessation of operations, in accordance with ASC 410-20 Asset Retirement Obligations, as a liability reflected in the Mine Closing Liability with a corresponding asset reflected in Property, Plant and Equipment of the Consolidated Balance Sheet.

5.
We note your response to prior comment five which indicates that the upper end of the estimated loss range is that stated amount of damage sought and that the range of loss is refined as additional information becomes available. We further note your proposed disclosure in response to prior comment four specifies the aggregate stated amount of claims in excess of amounts accrued. Please clarify for each material matter identified why you are unable to provide an estimate of the reasonably possible range of loss other than zero to the total amount of the claim, as contemplated by ASC 450-20-50. As part of your response, please clarify for each material matter identified where no amount of claim is specified why you are unable to develop an estimate of the reasonably possible range of loss.

Company Response

In future filings we will revise our disclosures to clarify why we are unable to provide an estimate of the reasonably possible range of loss, as set forth on Exhibit B. In reviewing this revised disclosure, please note that (i) we have updated the disclosures to reflect the status of the loss contingencies as of October 28, 2011; and (ii) the changes that are marked show changes in response to the Staff's prior comments and changes in response to comment five in the Staff's September 2, 2011 letter, as well as changes to reflect updates in the status of the litigation since the Company's Form 10-Q for the Quarter ended June 30, 2011.

________________________

Based on the responses provided, I believe the Company has satisfied the staff's request.
Additionally, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under Federal securities laws of the United States.
Please direct any additional questions or comments to me at (724) 485-4550. My fax number is (724) 485-4834.

Very truly yours,

/s/ William J. Lyons
William J. Lyons
Executive Vice President and Chief Financial Officer

Exhibit A

Our coal mining and gas operations are subject to operating risks, which could increase our operating expenses and decrease our production levels which could adversely affect our results of operations. Our coal and gas operations are also subject to hazards and any losses or liabilities we suffer from hazards which occur in our operations may not be fully covered by our insurance policies.

Our coal mining operations are predominantly underground mines. These mines are subject to a number of operating risks that could disrupt operations, decrease production and increase the cost of mining at particular mines for varying lengths of time thereby adversely affecting our operating results. In addition, if coal production declines, we may not be able to produce sufficient amounts of coal to deliver under our long-term coal contracts. CONSOL Energy's inability to satisfy contractual obligations could result in our customers initiating claims against us. The operating risks that may have a significant impact on our coal operations include:

•	variations in thickness of the layer, or seam, of coal;

•	amounts of rock and other natural materials intruding into the coal seam and other geological conditions that could affect the stability of the roof and the side walls of the mine;

•	equipment failures or repairs;

•	fires, explosions or other accidents;

•	weather conditions; and

•	security breaches or terroristic acts.
Our exploration for and production of natural gas also involves numerous operating risks. The cost of drilling, completing and operating wells for shale, coalbed methane (CBM) or other gas is often uncertain, and a number of factors can delay or prevent drilling operations, decrease production and/or increase the cost of our gas operations at particular sites for varying lengths of time thereby adversely affecting our operating results. The operating risks that may have a significant impact on our gas operations include:

•	unexpected drilling conditions;

•	title problems;

•	pressure or irregularities in geologic formations;

•	equipment failures or repairs;

•	fires, explosions or other accidents;

•	adverse weather conditions;

•	reductions in natural gas prices;

•	security breaches or terroristic acts;

•	pipeline ruptures; ~~and~~

•	surface spillage of or contamination of groundwater by fracturing fluids used in hydraulic fracturing operations; and

•	unavailability or high cost of drilling rigs, other field services and equipment.
Although we maintain insurance for a number of hazards, we may not be insured or fully insured against the losses or liabilities that could arise from a significant accident in our coal or gas operations.
Existing and future government laws, regulations and other legal requirements relating to protection of the environment, health and safety matters and others that govern our business have increased our costs of doing business for both coal and gas, and may restrict both our coal and gas operations.
We are subject to laws, regulations and other legal requirements enacted or adopted by federal, state and local, as well as foreign authorities relating to protection of the environment and health and safety matters. These include those legal requirements that govern discharges of substances into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites, groundwater quality and availability, plant and wildlife protection, reclamation and restoration of mining or drilling properties after mining or drilling is completed, the installation of various safety equipment in our mines, control of surface subsidence from underground mining and work practices related to employee health and safety. Complying with these requirements, including the terms of our permits, has had, and will continue to have, a significant effect on our costs of operations and competitive position. For example, we have agreed to commence operation by May 30, 2013 of a new advanced waste water treatment plant to treat the discharge of mine water from our Blacksville #2, Loveridge and Robinson Run mines. This treatment plant will cost an estimated $110 to $120 million to construct. In addition, we could incur substantial costs as a result of violations under environmental and health and safety laws. Any additional laws, regulations and other legal requirements enacted or adopted by federal, state and local, as well as foreign authorities or new interpretations of existing legal requirements by regulatory bodies relating to the protection of the environment and health and safety matters could further affect our costs of operations and competitive position.
For example, the federal Clean Water Act and corresponding state laws affect coal mining and gas operations by imposing restrictions on discharges into regulated surface waters. Permits requiring regular monitoring and compliance with effluent limitations and reporting requirements govern the discharge of pollutants into regulated waters. The Clean Water Act and corresponding state laws (including those relating to protection of "impaired waters" (not meeting state water quality standards) through the use of effluent limitations established so that all discharges to the "impaired" stream do not exceed Total Maximum Daily Load ("TMDL") levels of the pollutants causing the impairment; anti-degradation regulations which protect state designated "high quality/exceptional use" streams by restricting or prohibiting "discharges" which result in degradation; and requirements to treat discharges from coal mining properties for non-traditional pollutants requiring expensive treatment technologies, such as total dissolved solids, chlorides and selenium; and "protecting" streams, wetlands, other regulated water sources and associated riparian lands from the surface impacts of underground mining) may cause CONSOL Energy to incur additional costs that could adversely affect our operating results, financial condition and cash flows or may prevent us from being able to mine portions of our reserves. The Clean Water Act is being used by opponents of mountain top removal mining as a means to challenge permits. Also, beginning in early 2009, the EPA has relied upon the Clean Water Act to become more actively involved in the permitting of mountain top removal mining operations and other coal mining operations requiring permits to place fill material in streams. In addition, CONSOL Energy incurs and will continue to incur costs associated with the investigation and remediation of environmental contamination under the federal Comprehensive Environmental Response, Compensation, and Liability Act (Superfund) and similar state statutes and has been named as a potentially responsible party at Superfund sites in the past.
~~Additionally, the gas industry is subject to extensive legislation and regulation, which is under constant review for amendment or expansion. Any changes may affect, among other things, the pricing or marketing of gas production.~~ State and local authorities regulate various aspects of gas drilling and production activities, including the drilling of wells (through permit and bonding requirements), the spacing of wells, the unitization or pooling of gas properties, environmental matters, safety standards, market sharing and well site restoration. If we fail to comply with statutes and regulations, we may be subject to penalties, which would decrease our profitability.
Additionally, regulations applicable to the gas industry are under constant review for amendment or expansion. Any future changes may affect, among other things, the pricing or marketing of gas production. For example, hydraulic fracturing is an important and common practice that is used to stimulate production of hydrocarbons, particularly natural gas, from tight formations such as Marcellus shale. The process involves the injection of water, sand and chemicals under pressure into formations to fracture the surrounding rock and stimulate production. The process is typically regulated by state oil and gas commissions. The EPA has commenced a study of the potential environmental impacts of hydraulic fracturing activities, with results of the study anticipated to be available by late 2012. Other federal agencies are also examining hydraulic fracturing, including the U.S. Department of Energy (“DOE”), the U.S. Government Accountability Office and the White House Council for Environmental Quality. The U.S. Department of the Interior is also considering regulation of hydraulic fracturing activities on public lands. In addition, legislation has been introduced in Congress to provide for federal regulation of hydraulic fracturing and to require disclosure of the chemicals used in the fracturing process. Also, some states have adopted, and other states are considering adopting, regulations that could restrict or impose additional requirements relating to hydraulic fracturing in certain circumstances. For example, on June 17, 2011, Texas enacted a law that requires the disclosure of information regarding the substances used in the hydraulic fracturing process to the Railroad Commission of Texas (the entity that regulates oil and natural gas production) and the public. Such federal or state legislation could require the disclosure of chemical constituents used in the fracturing process to state or federal regulatory authorities who could then make such information publicly available. Disclosure of chemicals used in the fracturing process could make it easier for third parties opposing hydraulic fracturing to initiate legal proceedings against producers and service providers based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater. In addition, if hydraulic fracturing is regulated at the federal level, our fracturing activities could become subject to additional permit requirements or operational restrictions and also to associated permitting delays and potential increases in costs. Further, some state and local governments in the Marcellus Shale region in Pennsylvania and New York have considered or imposed temporary moratoria on drilling operations using hydraulic fracturing until further study of the potential for environmental and human health impacts by the EPA or the relevant agencies are completed. No assurance can be given as to whether or not similar measures might be considered or implemented in other jurisdictions in which our gas properties are located. If new laws or regulations that significantly restrict or otherwise impact hydraulic fracturing are passed by Congress or adopted in states in which we operate, such legal requirements could make it more difficult or costly for us to perform hydraulic fracturing activities and thereby could affect the determination of whether a well is commercially viable. In addition, restrictions on hydraulic fracturing could reduce the amount of oil and natural gas that we ultimately are able to produce in commercially paying quantities from our gas properties.

Exhibit B

NOTE 11—COMMITMENTS AND CONTINGENCIES:

CONSOL Energy and its subsidiaries are subject to various lawsuits and claims with respect to such matters as personal injury, wrongful death, damage to property, exposure to hazardous substances, governmental regulations including environmental remediation, employment and contract disputes and other claims and actions arising out of the normal course of business. We accrue the estimated loss for these lawsuits and claims when the loss is probable and can be estimated. Our current estimated accruals related to these pending claims, individually and in the aggregate, are immaterial to the financial position, results of operations or cash flows of CONSOL Energy. ~~i~~It is ~~reasonably~~ possible that the aggregate loss ~~ultimate liabilities~~ in the future with respect to these lawsuits and claims~~, individually and in the aggregate~~, could ultimately ~~may~~ be material to the financial position, results of operations or cash flows of CONSOL Energy; however, such amount cannot be reasonably estimated. The amount claimed against CONSOL Energy is disclosed below when an amount is expressly stated in the lawsuit or claim, which is not often the case. The maximum aggregate amount claimed in those lawsuits and claims, regardless of probability, where a claim is expressly stated or can be estimated exceeds the aggregate amounts accrued for all lawsuits and claims by approximately $230,000.

The following lawsuits and claims include those for which a loss is probable and an accrual has been recognized.

American Electric Corp: On August 8, 2011, the United States Environmental Protection Agency, Region IV, sent Consolidation Coal Company a General Notice and Offer to Negotiate regarding the Ellis Road/American Electric Corp. Superfund Site in Jacksonville, Florida. The General Notice was sent to approximately 180 former customers of American Electric Corp. CONSOL Energy has confirmed that it did business with American Electric Corp. in 1983‑84. The General Notice indicates that the EPA has determined that PCBs and other contaminants in the soils and sediments at and near the site require a removal action to address those areas. The Offer to Negotiate invites the potentially responsible parties to enter into an Administrative Settlement Agreement and Order on Consent to provide for conducting the removal action under the EPA oversight and to reimburse the EPA for its past costs, in the amount of $384 and for its future costs. CONSOL Energy has responded to the EPA indicating its willingness to participate in such negotiations, and CONSOL Energy is participating in the formation of a group of potentially responsible parties (PRPs) to consider conducting the removal action. The actual scope of the work has yet to be determined, and, therefore, CONSOL Energy is not able currently to estimate the total costs of the removal action or CONSOL Energy's likely share of such costs. However, given the available site background information and our experience in similar litigation, CONSOL Energy has estimated a range of potential liability and has established an initial accrual. The liability is immaterial and is included in Other Accrued Liabilities on the Consolidated Balance Sheet.

Ward Transformer Superfund Site: CONSOL Energy was notified in November 2004 by the United States Environmental Protection Agency (EPA) that it is a potentially responsible party (PRP) under the Superfund program established by the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (CERCLA), with respect to the Ward Transformer site in Wake County, North Carolina. At that time, the EPA also identified 38 other PRPs for the Ward Transformer site. The EPA, CONSOL Energy and two other PRPs entered into an administrative Settlement Agreement and Order of Consent, requiring those PRPs to undertake and complete a PCB soil removal action, at and in the vicinity of the Ward Transformer property. Another party joined the participating PRPs and reduced CONSOL Energy's interim allocation share from 46% to 32%. In June 2008, while conducting the PCB soil excavation on the Ward property, it was determined that PCBs have migrated onto adjacent properties. The current estimated cost of remedial action for the area CONSOL Energy was originally named a PRP, including payment of the EPA's past and future cost, is approximately $65,000. The current estimated cost of the most likely remediation plan for the additional areas discovered is approximately $11,000. Also, in September 2008, the EPA notified CONSOL Energy and sixty other PRPs that there were additional areas of potential contamination allegedly related to the Ward Transformer Site. Current estimates of the cost or potential range of cost for this area are not yet available. There was no expense recognized in the three and nine months ended September 30, 2011 related to this matter. There was $2,880 of expense recognized in Cost of Goods Sold and Other Operating Charges in the three and nine months ended September 30, 2010 related to this matter. CONSOL Energy funded $250 in the nine months ended September 30, 2011 to an independent trust established for this remediation. CONSOL Energy funded $1,209 in the nine months ended September 30, 2010 to the trust. As of September 30, 2011, CONSOL Energy and the other participating PRPs had asserted CERCLA cost recovery and contribution claims against approximately 225 nonparticipating PRPs to recover a share of the costs incurred and to be incurred to conduct the removal actions at the Ward Site. CONSOL Energy's portion of recoveries from settled claims is $4,432. Accordingly, the liability reflected in Other Accrued Liabilities was reduced by these settled claims. The remaining net liability at September 30, 2011 is $3,528.

Asbestos-Related Litigation: One of our subsidiaries, Fairmont Supply Company (Fairmont), which distributes industrial supplies, currently is named as a defendant in approximately 7,500 asbestos-related claims in state courts in Pennsylvania, Ohio, West Virginia, Maryland, New Jersey, Texas and Illinois. This number has been reduced from the 22,500 pending claims that were previously reported after a review of the dockets where these cases are pending found that approximately 15,000 cases had been dismissed by administrative order, without the payment of any damages or settlement amounts. Because a very small percentage of products manufactured by third parties and supplied by Fairmont in the past may have contained asbestos and many of the pending claims are part of mass complaints filed by hundreds of plaintiffs against a hundred or more defendants, it has been difficult for Fairmont to determine how many of the cases actually involve valid claims or plaintiffs who were actually exposed to asbestos-containing products supplied by Fairmont. In addition, while Fairmont may be entitled to indemnity or contribution in certain jurisdictions from manufacturers of identified products, the availability of such indemnity or contribution is unclear at this time, and in recent years, some of the manufacturers named as defendants in these actions have sought protection from these claims under bankruptcy laws. Fairmont has no insurance coverage with respect to these asbestos cases. Based on over 15 years of experience with this litigation, we have established an accrual to cover our estimated liability for these cases. This accrual is immaterial and is included in Other Accrued Liabilities on the Consolidated Balance Sheet. Past payments by Fairmont with respect to asbestos cases have not been material; however, the aggregate amount claimed is not known at this time and the potential loss cannot be reasonably estimated because of the nature of the mass complaints, discovery is typically not permitted until shortly before trial, and information regarding the identity and number of defendants for individual claims is not available until shortly before trial.

Severance Tax Litigation: In December 2010, Tazewell County, Virginia asserted a claim for the tax year 2007, although the County has not filed a lawsuit against CNX Gas Company LLC. The complaint alleged that CNX Gas' calculation of the license tax on the basis of the wellhead value (sales price less post production costs) rather than the sales price is improper. We continued to pay Tazewell County taxes based on our method of calculating the taxes. CONSOL Energy is evaluating the merits of that claim. The difference between the amount of tax that Tazewell County is claiming using its methodology for calculating the tax and the amount of tax as paid by CNX Gas Company is approximately $1,970 for January 1,2007 through September 30, 2011. The related accrual is included in Other Liabilities on the Consolidated Balance Sheet.

Northern Appalachia Water Issues: In the Fall of 2009, a fish kill occurred in Dunkard Creek, which is a creek with segments in both Pennsylvania and West Virginia. The fish kill was caused by the growth of golden algae in the creek, which appears to be an invasive species. Our subsidiary, CCC, discharges treated mine water into Dunkard Creek from its Blacksville No. 2 Mine and from its Loveridge Mine. The discharges have levels of chlorides that cause Dunkard Creek to exceed West Virginia in-stream water quality standards. Prior to the fish kill and continuing thereafter, CCC was subject to an Agreed Order with the West Virginia Department of Environmental Protection (WVDEP) that set forth a schedule for compliance with these in-stream chloride limits. On December 18, 2009, the WVDEP issued a Unilateral Order that imposed additional conditions on CCC's discharges into Dunkard Creek and required CCC to develop a plan for long-term treatment of those and other high-chloride discharges. Pursuant to the Unilateral Order as well as a subsequent Unilateral Order issued by the WVDEP, CCC submitted a plan and schedule to WVDEP which provides for construction of a centralized advanced technology mine water treatment plant by May 31, 2013 to achieve compliance with chloride effluent limits and in-stream chloride water quality standards. The cost of the treatment plant and related facilities may reach or exceed $200,000. CCC negotiated a joint Consent Decree with the U.S. Environmental Protection Agency (EPA) and the WVDEP that includes a compliance plan and schedule. The Consent Decree, which was finalized in the three months ended December 31, 2010, included a civil penalty of $5,500, which was accrued at that time, to settle alleged past violations related to chlorides, without any admission of liability. CCC also negotiated a settlement with the WVDEP and the West Virginia Department of Natural Resources settling state claims for natural resource damages for $500 (which was accrued in the three months ended March 31, 2011), without any admission of liability. The civil penalty and the natural resource damage claim were paid in the nine months ended September 30, 2011. No additional penalties or damage claim remain related to this matter at September 30, 2011.

Decker/Gillingham Litigation: Two contractor employees-Messrs. Decker and Gillingham-were injured when a stairway affixed to the exterior of a building collapsed at CONSOL Energy's Research and Development facility in Allegheny County, Pennsylvania in 2007. Mr. Decker sustained a broken hip and leg. Mr. Gillingham sustained a torn rotator cuff. Both men have recovered and are working, although both claim that the accident has limited their ability to perform their jobs. Messrs. Decker and Gillingham sued CONSOL Energy on June 4, 2008 and June 20, 2008, respectively, in Allegheny County Common Pleas Court, alleging, among other things, that CONSOL Energy was negligent in the maintenance of the stairway. The cases were consolidated. In late November, 2010, after a jury trial, the jury found that CONSOL Energy was negligent in maintaining the stairway and the jury awarded Mr. Decker and his spouse $5,000 and Mr. Gillingham and his spouse $2,800. These amounts included compensatory damages, as well as damages for pain and suffering, embarrassment and humiliation, and loss of ability to enjoy the pleasures of life. We ~~intend to~~ have appealed the verdict. We have accrued $7,800 which was included in Other Accrued Liabilities for this claim. CONSOL Energy maintains insurance for damages ~~and costs~~ in excess of $5,000 and has recognized a receivable of $2,826 in Other Receivables on the Consolidated Balance Sheet.

Royalty Owners Group Litigation: These five separate but related cases, filed on February 13, 2006 in the Circuit Court of Buchanan County, Virginia, involve claims by several of CNX Gas's lessors in southwest Virginia that certain improper deductions have been made on their royalty payments by CNX Gas with respect to the period from 1999 to the present. The deductions at issue primarily relate to post production expenses of gathering, compression and transportation. Specifically, the plaintiffs allege that (i) CNX Gas' gathering system in its Virginia field is over built, (ii) CNX Gas is not entitled to deductions for certain compression costs, because that is a production activity, not a post-production activity, and (iii) CNX Gas is not entitled to a deduction for firm transportation expense, because that is a marketing activity, not a post-production cost. The litigation has settled in the three months ended September 30, 2011, with the Company paying the lessors $1,000, which was previously accrued, and the Company will take a fixed deduction from royalties going forward.

The following lawsuits and claims include those for which a loss is possible, but not probable, and accordingly no accrual has been recognized.

Ryerson Dam Litigation: In 2008, the Pennsylvania Department of Conservation and Natural Resources (the Commonwealth) filed a six-count Complaint in the Court of Common Pleas of Allegheny County, Pennsylvania, claiming that the Company's underground longwall mining activities at its Bailey Mine caused cracks and seepage damage to the Ryerson Park Dam. The Commonwealth subsequently altered the dam, thereby eliminating the Ryerson Park Lake. The Commonwealth claimed that the Company is liable for dam reconstruction costs, lake restoration costs and natural resource damages totaling $58,000. The Court stayed the proceedings in the state court, holding that the Commonwealth should pursue administrative agency review of the claim. Furthermore, the Court found that the Commonwealth could not recover natural resource damages under applicable law. The Commonwealth then filed a subsidence-damage claim with the Pennsylvania Department of Environmental Protection (DEP) and the DEP reviewed the issue of whether the dam was damaged by subsidence. On February 16, 2010, the DEP issued its interim report, concluding that the alleged damage was subsidence related. In the next phase of the DEP proceeding, which was the damage phase, the DEP determined that the Company must repair the dam. The DEP estimated the cost of repair to be approximately $20,000. The Company has appealed the DEP's findings to the Pennsylvania Environmental Hearing Board (PEHB), which will consider the case de novo, meaning without regard to the DEP's decision, as to any finding of causation of damage and/or the amount of damages. In order to perfect its appeal to the PEHB under the applicable statute, the Company deposited $20,291 into escrow as security for the DEP's estimated cost of repair. This amount is reflected as restricted cash on the Consolidated Balance Sheets at September 30, 2011 and December 31, 2010. The Company is seeking to substitute an appeal bond for the cash deposit. Either party may appeal the decision of the PEHB to the Pennsylvania Commonwealth Court, and then, as may be allowed, to the Pennsylvania Supreme Court. On March 31, 2011, the DEP informed the parties that it was withdrawing its Order requiring the Company to repair the dam because of additional movements of the dam site, well after mining had ceased; therefore, that movement would preclude repair of the dam as a remedy. On May 18, 2011, the DEP attempted to reinstate its order requiring repair of the dam. The Company filed a motion to vacate that order, arguing that the DEP cannot reinstate an order which was withdrawn in the manner in which the DEP attempted to do so. The PEHB ruled that DEP could reinstate its November 3, 2010 order and issued a scheduling order. The discovery period runs until October 16, 2012, with summary judgment motions due in January 2013. A hearing on the merits will not occur until sometime in the spring or summer of 2013. As to the underlying claim, the Company believes it is not responsible for the damage to the dam and that numerous grounds exist upon which to attack the propriety of the claims. For that reason, we have not accrued a liability for this claim; however, if the Company is ultimately found to be liable for damages to the dam, we believe the range of loss would be between $9,000 and $30,000.

South Carolina Gas & Electric Company Arbitration: South Carolina Electric & Gas Company (SCE&G), a utility, has demanded arbitration, seeking $36,000 in damages against CONSOL of Kentucky and CONSOL Energy Sales Company. SCE&G claims it suffered damages in obtaining cover coal to replace coal which was not delivered in 2008 under a coal sales agreement.  The Company counterclaimed against SCE&G for $9,400 for terminating coal shipments under the sales agreement which SCE&G had agreed could be made up in 2009.  A hearing on the claims is scheduled for October 2011. The named CONSOL Energy defendants deny all liability and intend to vigorously defend the action filed against them. For that reason, we have not accrued a liability for this claim. If the named CONSOL Energy defendants prevail, the range of recovery would be between $5,100 and $6,800. If liability is ultimately imposed on the named CONSOL Energy defendants, we believe the range of loss would be between $16,000 and $27,000.

CNX Gas Shareholders Litigation: CONSOL Energy has been named as a defendant in five putative class actions brought by alleged shareholders of CNX Gas challenging the tender offer by CONSOL Energy to acquire all of the shares of CNX Gas common stock that CONSOL Energy did not already own for $38.25 per share. The two cases filed in Pennsylvania Common Pleas Court have been stayed and the three cases filed in the Delaware Chancery Court have been consolidated under the caption In Re CNX Gas Shareholders Litigation (C.A. No. 5377-VCL). With one exception, these cases also name CNX Gas and certain officers and directors of CONSOL Energy and CNX Gas as defendants. All five actions generally allege that

CONSOL Energy breached and/or aided and abetted in the breach of fiduciary duties purportedly owed to CNX Gas public shareholders, essentially alleging that the $38.25 per share price that CONSOL Energy paid to CNX Gas shareholders in the tender offer and subsequent short-form merger was unfair. Among other things, the actions sought a permanent injunction against or rescission of the tender offer, damages, and attorneys' fees and expenses.  The Delaware Court of Chancery denied an injunction against the tender offer and CONSOL Energy completed the acquisition of the outstanding shares of CNX Gas on June 1, 2010. The Delaware Court of Chancery certified to the Delaware Supreme Court the question of what legal standard should be applied to the tender offer, which would effectively determine whether the shareholders can proceed with a damage claim. The Delaware Supreme Court declined to accept the appeal pending a final judgment. Therefore, the lawsuit will likely go to trial, possibly later in 2011. There may be mediation prior to any trial. CONSOL Energy believes that these actions are without merit and intends to defend them vigorously. For that reason, we have not accrued a liability for this claim; however, if liability is ultimately imposed, based on the expert reports that have been exchanged by the parties, we believe the range of loss would be up to $221,000.

Rasnake Litigation: On August 28, 2006, plaintiffs filed a complaint in Russell County Circuit Court of Lebanon, Virginia, involving the CBM located on four separate tracts of land located in Russell and Buchanan Counties, Virginia (the “Subject Property”). Plaintiffs allege that CNX Gas is trespassing upon the Subject Property by producing CBM therefrom without authorization. Plaintiffs also allege that CNX Gas has committed slander on plaintiffs' title by failing to properly recognize their ownership interest in the Subject Property when submitting pooling applications to the Virginia Gas and Oil Board. The plaintiffs seek trespass damages in an amount equal to the total revenue from the wells. We believe that their trespass claim is without merit because we produced the gas pursuant to a force pooling order from the Virginia Gas and Oil Board and we believe total revenue is not the proper remedy for trespass damages. CONSOL Energy believes that the case is without merit and intends to defend it vigorously. For that reason, we have not accrued a liability for this claim, however, if liability is ultimately imposed, we believe the range of loss would be between $500 and $2,000.

The following royalty and land right lawsuits and claims include those for which a loss is possible, but not probable, and accordingly no accrual has been recognized. These claims are influenced by many factors which prevent the estimation of a range of potential loss. These factors include, but are not limited to, generalized allegations of unspecified damages (such as improper deductions), discovery having not commenced or not having been completed, unavailability of expert reports on damages and often only non-monetary issues are being tried. For example, in instances where a gas lease termination is sought, damages would depend on speculation as to if and when the gas production would otherwise have occurred, how many wells would have been drilled on the lease premises, what their production would be, what the cost of production would be, and what the price of gas would be during the production period. An estimate is calculated, if applicable, when sufficient information becomes available.
C. L. Ritter: On March 1, 2011, the Company was served with a complaint instituted by C. L. Ritter Lumber Company Incorporated against Consolidation Coal Company (CCC), Island Creek Coal Company, (ICCC), CNX Gas Company LLC, subsidiaries of CONSOL Energy Inc., as well as CONSOL Energy itself in the Circuit Court of Buchanan County, Virginia, seeking damages and injunctive relief in connection with the deposit of untreated water from mining activities at CCC's Buchanan Mine into nearby void spaces at one of the mines of ICCC. The suit alleges damages of up to $300,000 for alleged damage to coal and coalbed methane, as well as breach of contract damages. We have removed the case to federal court and filed a motion to dismiss, largely predicated on the statute of limitations bar. The Magistrate Judge recommended denying the motion to dismiss largely based on the plaintiff's failure to plead when the water depositing was discovered and because the plaintiff was claiming under CERCLA. We filed objections to those Recommendations. The trial judge ruled that the issue of the applicability of the statute of limitations bar can only be addressed after discovery. Three similar lawsuits were filed recently in the same court by other plaintiffs; the Company intends to file motions to dismiss those suits as well. CCC believes that it had, and continues to have, the right to store water in these void areas. CCC and the other named CONSOL Energy defendants deny all liability and intend to vigorously defend the action filed against them in connection with the removal and deposit of water from the Buchanan Mine. Consequently, we have not recognized any liability related to these actions.

Hale Litigation: A purported class action lawsuit was filed on September 23, 2010 in U.S. District Court in Abingdon, Virginia styled Hale v. CNX Gas Company LLC et. al. The lawsuit alleges that the plaintiff class consists of oil and gas owners, that the Virginia Supreme Court has decided that coalbed methane (CBM) belongs to the owner of the oil and gas estate, that the Virginia Gas and Oil Act of 1990 unconstitutionally allows force pooling of CBM, that the Act unconstitutionally provides only a 1/8 royalty to CBM owners for gas produced under the force pooling orders, and that the Company only relied upon control of the coal estate in force pooling the CBM notwithstanding the Virginia Supreme Court decision holding that if only the coal estate is controlled, the CBM is not thereby controlled. The lawsuit seeks a judicial declaration of ownership of the CBM and that the entire net proceeds of CBM production (that is, the 1/8 royalty and the 7/8 of net revenues since production began) be distributed to the class members. The Magistrate Judge issued a Report and Recommendation in which she recommended that the District Judge decide that the deemed lease provision of the Gas and Oil

Act is constitutional as is the 1/8 royalty, and that CNX Gas need not distribute the net proceeds to class members. The Magistrate Judge recommended against the dismissal of certain other claims, none of which are believed to have any significance. ~~We have appealed that recommendation to the trial judge~~ Both parties objected to the portions of the Recommendations which adversely affected their interests. The District Judge affirmed the Magistrate Judge's Recommendations in their entirety. The plaintiffs and CNX Gas have agreed to stay this litigation. ~~and are awaiting a decision.~~ CONSOL Energy believes that the case is without merit and intends to defend it vigorously. Consequently, we have not recognized any liability related to these actions.

Addison Litigation: A purported class action lawsuit was filed on April 28, 2010 in Federal court in Virginia styled Addison v. CNX Gas Company LLC. The case involves two primary claims: (i) the plaintiff and similarly situated CNX Gas lessors identified as conflicting claimants during the force pooling process before the Virginia Gas and Oil Board are the owners of the CBM and, accordingly, the owners of the escrowed royalty payments being held by the Commonwealth of Virginia; and (ii) CNX Gas failed to either pay royalties due these conflicting claimant lessors or paid them less than required because of the alleged practice of improper below market sales and/or taking alleged improper post-production deductions. Plaintiffs seek a declaratory judgment regarding ownership and compensatory and punitive damages for breach of contract; conversion; negligence (voluntary undertaking), for force pooling coal owners after the Ratliff decision declared coal owners did not own the CBM; negligent breach of duties as an operator; breach of fiduciary duties; and unjust enrichment. We filed a Motion to Dismiss in this case, and the Magistrate Judge recommended dismissing some claims and allowing others to proceed. ~~, which is pending~~ Both parties objected to the portions of the Recommendations which adversely affected their interests. Oral argument on the objections occurred on August 2, 2011 before the District Judge, who affirmed the Magistrate Judge's Recommendations in their entirety. The plaintiffs and CNX Gas have agreed to stay this litigation. CONSOL Energy believes that the case is without merit and intends to defend it vigorously. Consequently, we have not recognized any liability related to these actions.

Hall Litigation: A purported class action lawsuit was filed on December 23, 2010 styled Hall v. CONSOL Gas Company in Allegheny County Pennsylvania Common Pleas Court.  The named plaintiff is Earl D. Hall.  The purported class plaintiffs are all Pennsylvania oil and gas lessors to Dominion Exploration and Production Company, whose leases were acquired by CONSOL Energy.  The complaint alleges more than 1,000 similarly situated lessors.  The lawsuit alleges that CONSOL Energy incorrectly calculated royalties by (i) calculating line loss on the basis of allocated volumes rather than on a well-by-well basis, (ii) possibly calculating the royalty on the basis of an incorrect price, (iii) possibly taking unreasonable deductions for post-production costs and costs that were not arms-length, (iv) not paying royalties on gas lost or used before the point of sale, and (v) not paying royalties on oil production. The complaint also alleges that royalty statements were false and misleading.  The complaint seeks damages, interest and an accounting on a well-by-well basis. The plaintiff amended the complaint and we have filed preliminary objections. In response to our preliminary objections, the Court dismissed the plaintiffs' claims for underpayment of royalties on gas lost or used before the point of sale and allowed the plaintiffs to amend their complaint to specifically state their claim on oil production. CONSOL Energy believes that the case is without merit and intends to defend it vigorously. Consequently, we have not recognized any liability related to these actions.

Kennedy Litigation: The Company is a party to a case filed on March 26, 2008 captioned Earl Kennedy (and others) v. CNX Gas and CONSOL Energy in the Court of Common Pleas of Greene County, Pennsylvania. The lawsuit alleges that CNX Gas and CONSOL Energy trespassed and converted gas and other minerals allegedly belonging to the plaintiffs in connection with wells drilled by CNX Gas. The complaint, as amended, seeks injunctive relief, including removing CNX Gas from the property, and compensatory damages of $20,000. The suit also sought to overturn existing law as to the ownership of coalbed methane in Pennsylvania, but that claim was dismissed by the court; the plaintiffs are seeking to appeal that dismissal. The suit also seeks a determination that the Pittsburgh 8 coal seam does not include the “roof/rider” coal. The court denied the plaintiff's summary judgment motion on that issue. The court will hold a bench trial on the “roof/rider” coal issue in November 2011. CNX Gas and CONSOL Energy believe this lawsuit to be without merit and intend~~s~~ to vigorously defend it. Consequently, we have not recognized any liability related to these actions.

Rowland Litigation: Rowland Land Company filed a complaint in May 2011 against CONSOL Energy, CNX Gas, Dominion Resources, and EQT Production Company (EQT) in Raleigh County Circuit Court, West Virginia. Rowland is the lessor on a 33,000 acre oil and gas lease in southern West Virginia. EQT was the original lessee, but they farmed out the development of the lease to Dominion, in exchange for an overriding royalty. Dominion sold the indirect subsidiary that held the lease to a subsidiary of CONSOL Energy on April 30, 2010. Subsequent to that acquisition, the subsidiary that held the lease was merged into CNX Gas as part of an internal reorganization. Rowland alleges that (i) Dominion's sale of the subsidiary to CONSOL Energy was a change in control that required its consent under the terms of the farmout agreement and lease, and (ii) the subsequent merger of the subsidiary into CNX Gas was an assignment that required its consent under the lease. Rowland alleges that the failure to obtain the required consent constitutes a breach of the lease and it seeks damages and a forfeiture of the lease. CONSOL Energy and CNX Gas have filed a motion to dismiss the complaint, arguing among other things, that Dominion's sale of the indirect subsidiary was not a change in control; that even if the sale constituted a change in control, the purchase agreement between Dominion and CONSOL Energy did not give effect to the transfer so the transfer never occurred; that the mergers did not require consent; and that Rowland did not provide timely notice of breach of the lease in accordance with its terms. Rowland is amending its complaint to include allegations that CONSOL Energy and Dominion Resources are liable for their subsidiaries' actions. We will file a motion to dismiss in response. CONSOL Energy believes that the case is without merit and intends to defend it vigorously. Consequently, we have not recognized any liability related to these actions.

Majorsville Storage Field Declaratory Judgment: On March 3, 2011, an attorney sent a letter to CNX Gas regarding certain leases that CNX Gas obtained from Columbia Gas in Greene County, Pennsylvania involving the Majorsville Storage Field. The letter was written on behalf of three lessors alleging that the leases totaling 525 acres are invalid, and had expired by their terms. The plaintiffs' theory is that the rights of storage and production are severable under the leases. Ignoring the fact that the leases have been used for gas storage, they claim that since there has been no production or development of production, the right to produce gas expired at the end of the primary terms. On June 16, 2011 in the Court of Common Pleas of Greene County, Pennsylvania, the Company filed a declaratory judgment action, seeking to have a court confirm the validity of the leases. We believe that we will prevail in this litigation based on the language of the leases and the current status of the law. Consequently, we have not recognized any liability related to these actions.

The following lawsuit and claims include those for which a loss is remote and accordingly, no accrual has been recognized, although if a non favorable verdict were received the impact could be material.

Comer Litigation: In 2005, plaintiffs Ned Comer and others filed a purported class action lawsuit in the U.S. District Court for the Southern District of Mississippi against a number of companies in energy, fossil fuels and chemical industries, including CONSOL Energy styled, Comer, et al. v. Murphy Oil, et al. The plaintiffs, residents and owners of property along the Mississippi Gulf coast, alleged that the defendants caused the emission of greenhouse gasses that contributed to global warming, which in turn caused a rise in sea levels and added to the ferocity of Hurricane Katrina, which combined to destroy the plaintiffs' property. The District Court dismissed the case and the plaintiffs appealed. The Circuit Court panel reversed and the defendants sought a rehearing before the entire court. A rehearing before the entire court was granted, which had the effect of vacating the panel's reversal, but before the case could be heard on the merits, a number of judges recused themselves and there was no longer a quorum. As a result, the District Court's dismissal was effectively reinstated. The plaintiffs asked the U.S. Supreme Court to require the Circuit Court to address the merits of their appeal. On January 11, 2011, the Supreme Court denied that request. Although that should have resulted in the dismissal being a finality, the plaintiffs filed a lawsuit on May 27, 2011, in the same jurisdiction against essentially the same defendants making nearly identical allegations as in the original lawsuit. The defendants intend to seek an early dismissal of the case.

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